November 16, 2012

VIA EDGAR

Securities and Exchange Commission

100 “F” Street NE

Washington, D.C. 20549

Re:	Pre-effective Amendment No. 2 on Form N-4 (“Amendment”)
First Symetra Separate Account S (File No. 811-07949)
First Symetra True Variable Annuity (File No. 333-183087)

Commissioners:

On behalf of First Symetra National Life Insurance Company of New York (“First Symetra”) and First Symetra Separate Account S (“Separate Account”), we are electronically transmitting for filing under the Securities Act of 1933 (“Securities Act”) Pre-effective Amendment No. 2, with exhibits, to the Form N-4/A Registration Statement for the above referenced Registrant under the Securities Act of 1933.

This amendment incorporates the comments provided by the Staff to our previous filings. With this amendment, we believe this filing is ready to go effective. This filing includes all exhibits including financial statements for the Separate Account and First Symetra.

In connection with the above referenced filing and subsequent comments made by the Commission, First Symetra on behalf of the Separate Account acknowledges that:

•	The Separate Account is responsible for the adequacy and accuracy of the disclosures in the filings;

•

The Staff’s comments or suggested changes to the disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Separate Account may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Thank you for your attention to this matter. Please direct any questions or comments regarding the Registration Statement to the undersigned at 425-256-8021 (or by email to david.goldstein@symetra.com or fax to 425-256-6080).

Very truly yours,

/s/ David S. Goldstein

David S. Goldstein

Senior Vice President, General Counsel and Secretary

First Symetra National Life Insurance Company of New York

Phone 425.256.8021

Fax 425.256.6080

david.goldstein@symetra.com